July 25, 2006		Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3400
BY CERTIFIED MAIL		Houston, Texas 77002-2730

Main Tel (713) 238-3000
Securities and Exchange Commission		Main Fax (713) 238-4888
100 F Street, NE		www.mayerbrownrowe.com
Washington, D.C. 20549
Attention:	Eric Atallah	Marc H. Folladori
	Jay Webb	Direct Tel (713) 238-2696
	Angela Crane	Direct Fax (713) 238-4696
mfolladori@mayerbrownrowe.com

Re:	Input / Output, Inc.
Form 10-K for the year ended December 31, 2005
Form 8-K filed May 10, 2006
File No. 1-12961

Ladies and Gentlemen:

This letter is submitted on behalf of Input/Output, Inc. (the “Company”) in response to comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. R. Brian Hanson, the Company’s Executive Vice President and Chief Financial Officer, dated July 12, 2006.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced below, together with the responses of the Company.

Form 10-K for the year ended December 31, 2005

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Restatement, page 28

1.    Given that your restatement relates to errors in 2004, please tell us why you were not required to restate your Form 10-K for the year ended December 31, 2004, and Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. Also, tell us more about how each of the errors were discovered, why they were not previously detected and why you believe they are not reoccurring or will not reoccur. We may have further comments after reviewing your response.

Response:  The Company believes that under the circumstances, it is not required, nor should it be required, to amend its Form 10-K for the year ended December 31, 2004, and its Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.  The Company believes that sufficient disclosure of the restated financial information as of and for such periods has been made in the Company’s other filings with the SEC, as described below:

Form 10-K for the year ended December 31, 2004.  In March 2006, the Company filed its Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) containing restated financial statements and related financial disclosures as of and for the year ended December 31, 2004.  As a result, the Company is of the opinion that an amendment to the Company’s Form 10-K for the year ended December 31, 2004 to reflect the same restated financial statements and related financial disclosures as of and for the year ended December 31, 2004, would be redundant and unnecessary.  The Company believes that ample disclosures concerning the restatements and their effect on the Company’s financial results for the affected periods in 2004 have been made, both in the 2005 Form 10-K and in other filings, as follows:

•                  On March 16th and 20th, 2006, before the 2005 10-K was filed, the Company filed two Form 8-Ks reporting in summary form the impact of the restatements on the Company’s previously reported results of operations for the affected periods in 2004;

•                  Item 6 – Selected Financial Data of the 2005 10-K (pages 26-28), which contains summary five-year statement of operations and balance sheet data, reflects the restated financial information for 2004;

•                  Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the 2005 10-K (beginning on page 28) also reflects the restated 2004 financial information;

•                  Note 19 of the Notes to Consolidated Financial Statements contained in the 2005 10-K (page F-35) contains selected quarterly financial data, shown as previously reported and as restated, with respect to the fiscal quarters in fiscal 2004 and 2005 affected by the restatements; and

•                  The Company’s Form 10-Q for the quarterly period ended March 31, 2006 also contains information regarding these restatements, including disclosures in the “Preliminary Note” (page 2), Note 1 of the Condensed Notes to Unaudited Consolidated Financial Statements (page 7), Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 16) and Item 4 – Controls and Procedures (pages 22-23).

Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.  With regards to the Company’s Form 10-Q filings in 2004, please note that the Company’s acquisition of GX Technology Corporation (GXT), a non-reporting privately-held corporation at the time of acquisition, was completed on June 14, 2004.  The errors that necessitated the restatements all occurred at GXT.

Based upon the Company’s review, there were no errors that occurred during the period between June 14, 2004 and June 30, 2004.  Therefore, the financial statements and related financial information in the Company’s Forms 10-Q for the quarters ended March 31, 2004 and June 30, 2004 do not require restatement to reflect any correction of errors of this nature.  With regards to the Form 10-Q for the quarterly period ended September 30, 2004, the Company restated the financial statements and related financial information as of and for the three- and nine-month periods ended September 30, 2004 in its Form 10-Q/A – Amendment No. 1 to its Form 10-Q for the quarter ended September 30, 2005 that it filed with the SEC on June 5, 2006.

The Company is of the opinion that because it filed this Form 10-Q — Amendment No. 1, which contains restated financial statements and related financial information as of and for the three- and nine-month periods ended September 30, 2004, an amendment to the Form 10-Q for the quarterly period ended September 30, 2004 to reflect the same restated financial statements and related financial information as of and for the three- and nine-month periods ended September 30, 2004, would be redundant and unnecessary.

With regards to the comment concerning the particular errors necessitating the financial statement restatements, please be advised that:

•                  The errors in question were discovered in the process of assessing GXT’s internal controls in connection with the preparation of the Company’s 2005 consolidated financial statements.  During its review, the Company determined that GXT’s policies and procedures for timing and recognizing revenue generated from licenses of multi-client seismic survey data were not in accordance with generally accepted accounting principles and SEC guidance.  The Company determined that the revenues from certain GXT multi-client data transactions in the second half of 2004 and the first three quarters of 2005 had been recognized by GXT upon the signing of licensee-customer letter agreements and delivery of the multi-client data, but prior to the receipt from the licensee-customer of a signed final master geophysical data license agreement and accompanying supplemental license agreement.  As a result, management of the Company determined, and recommended to the Company’s Audit Committee, that the revenue from these licenses should not have been recognized by GXT until delivery of the data to the licensee-customer and receipt from the licensee-customer of a signed final master geophysical data license agreement and accompanying supplemental license agreement.

•                  Such errors had not been previously detected because the revenue recognition accounting treatment applied to the types of license sales in question had been utilized by GXT prior to its acquisition by the Company in 2004, which treatment continued to be applied during 2004 and into 2005.  As previously disclosed in the Company’s Form 10-K for the year ended December 31, 2005, because GXT had been acquired in 2004, GXT’s internal control over financial reporting had been excluded from the scope of the Company’s evaluation and assessment of its internal control over financial reporting as of December 31, 2004.

•                  The Company believes that such errors will not reoccur because the Company has implemented and documented internal policies that require the signed final license agreements referred to above to be obtained from the licensee-customer prior to recognizing revenue on the license transaction.   See the Company’s response to the Staff’s comment number 4 below.

Consolidated Statements of Operations, page F-5

2.    If you have revenues from services which are more than 10 percent of your total revenues, then please state the amount of those revenues separately as well as the related costs of those revenues in future filings. See Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:  The Company acknowledges this comment and in future filings will present this information on the face of its financial statements.

Note 1 – Summary of Significant Accounting Policies, page F-8

Computer Software, page F-11

3.    We note your disclosure that “software costs are charged to costs of sales in the period sold and are also subject to a minimum amortization amount…” Please tell us why it is appropriate to record a minimum amortization and tell us where this amortization is recorded on your statement of operations. Please cite any authoritative literature upon which you are relying. We may have further comments after reviewing your response.

Response:  The Company amortizes its capitalized software costs following the guidance in paragraph 8 of FAS 86: Accounting for the Costs of Software, Leased, or Otherwise Marketed.  Under this guidance, capitalized costs of computer software are charged to costs of sales in the period sold, using the greater of (i) the percentage of actual sales to the total estimated sales multiplied by the total costs of the software or (ii) a straight-line amortization rate equal to the software costs divided by the software’s remaining estimated economic life. The Company concurs that its summary of its current accounting policy in this area as presently written could lead one to conclude that software costs are charged to costs of sales in the period sold and are also subject to a minimum amortization amount.  In future filings the Company will enhance its disclosure of this policy with language similar to the following to more clearly state its policy under the guidance of FAS 86:

The capitalized costs of computer software are charged to costs of sales in the period sold, using the greater of (i) the percentage of actual sales to the total estimated sales multiplied by the total costs of the software or (ii) a straight-line amortization rate equal to the software costs divided by its remaining estimated economic life.

Revenue Recognition and Product Warranty, page F-12

4.    We see that you recognize revenues from licenses of completed multi-client surveys “when a signed final master geophysical data license agreement and accompanying license supplement is returned by the customer…” Please tell us [and] revise future filings to explain how you account for such transactions and your consideration of the guidance set forth in EITF 00-21 and SAB 104.

Response:  The survey data obtained from a multi-client seismic survey is considered “off-the-shelf” by the Company, and licenses to the survey data are sold by the Company to customers desiring access to it on a non-exclusive basis.  The license sale of a completed multi-client survey is represented by the sale of one standard set of data.  Because multiple elements do not exist, the Company does not believe that EITF 00-21 applies to these arrangements.  The Company follows SAB 104 and recognizes revenue when a signed final master geophysical data license agreement and accompanying supplemental license agreement are returned by the customer and upon the Company’s delivery of the standard set of seismic data.  In future filings, the Company will enhance its disclosure of this accounting policy with language similar to the following:

Upon completion of a multi-client seismic survey, the survey data is considered “off-the-shelf” and licenses to the survey data are sold to customers on a non-exclusive basis.  The sale of a completed multi-client survey is represented by the sale of one standard set of data.  Revenues on licenses of completed multi-client data surveys are recognized when a signed final master geophysical data license agreement and accompanying supplemental license agreement are returned by the customer, the purchase price for the license is fixed or determinable, delivery or performance has occurred, and no significant uncertainty exists as to the customer’s obligation, willingness or ability to pay. In limited situations, the Company has provided the customer with a right to exchange seismic data for another specific seismic data set. In these limited situations, the Company recognizes revenue at the earlier of the customer exercising their exchange right or expiration of the exchange right.

Note 12 – Cumulative Convertible Preferred Stock, page F-25

5.    We see that in February 2005 you issued 30,000 shares of Series D-1 Cumulative Convertible Preferred Stock. Please address the following with respect to this issuance:

•                  Please tell us all the material terms of the convertible preferred stock, including settlement methods and terms and who controls the settlement method. Tell us about the terms of conversion, puts, calls, and dividend rates. Discuss conditions under which the conversion or dividend rate may be adjusted.

Response:  The following information describes the material terms of the Company’s Series D-1 Cumulative Convertible Preferred Stock (“Series D-1 Preferred Stock”).  Thirty thousand shares of Series D Preferred Stock were issued in a privately-negotiated transaction in February 2005.  At that time, the Company also granted to the purchaser of the Series D-1 Preferred Stock a right and option, which will expire on February 16, 2008 (the expiration date may be extended in the event that the Company is in default under its common stock registration requirements – see “ – Registration Rights” below, and the Company’s response to the Staff’s registration rights comments on page  9 of this letter), to purchase up to 40,000 shares of one or more additional series of Series D Preferred Stock (for example, shares of a Series D-2, a Series D-3, etc.).

Conversion.  The shares of Series D-1 Preferred Stock may be converted solely at the holder’s election, into 3,812,428 shares of Company common stock at an initial conversion price of $7.869 per share.  The number of shares of common stock that may be acquired upon conversion and the conversion price per share are subject to adjustment (i) upon the occurrence of certain corporate events such as stock splits, recombinations, and stock dividends, (ii) upon the market price for the Company’s common stock falling below a prescribed minimum price per share, or the occurrence of certain financial statement restatements (see “ - Certain Adjustments” below), and (iii) in the event of certain equity issuances by the Company, upon the Series D-1 Preferred Stock holder’s notice to the Company to adjust the conversion price to a price equal to 122% of the then-prevailing market price of the common stock.

Purchase Right.  With respect to the purchaser’s right and option to purchase up to 40,000 shares of one or more additional series of Series D Preferred Stock, such additional series will have similar terms and conditions as the Series D-1 Preferred Stock, but will have a conversion price equal to 122% of the prevailing market price of the Company’s common stock at the time of its issuance, which  will not be less than $6.31 per share.  The number of shares of common stock of these additional series that may be acquired upon conversion and their conversion price per share are also subject to adjustment upon the occurrence of the same types of events as described above in the immediately preceding paragraph.

Registration Rights.  Under the Company’s Purchase Agreement dated February 15, 2005  with the purchaser of the Series D-1 Preferred Stock (the “Purchase Agreement”), the Company agreed to file a registration statement with the SEC to register for resale the shares of common stock issuable under the Series D Preferred Stock.  The Company’s Registration Statement on Form S-3 (No. 333-123632) was filed, and declared effective by the SEC in May 2005, before the Company became liable to the purchaser for any additional sums that would be payable as a result of the Company’s inability to file or register the shares for resale by the date(s) specified in the Purchase Agreement.  If the Company is unable to maintain the effectiveness of such registration statement or if the resale prospectus thereunder cannot be utilized at any time for certain specified periods as set forth in the Purchase Agreement, the Company could become liable to the purchaser for additional sums until such requirements have been met.   Additional information concerning the Company’s registration rights obligations are described below (see the Company’s response to the Staff’s registration rights comments on page  9 of this letter).

Put Feature/Redemption.  Commencing on February 16, 2007 (or earlier, upon the occurrence of certain events, such as a failure to timely pay dividends on the Series D-1 Preferred Stock, the announcement of a potential “Change of Control” transaction (as defined in the Purchase Agreement) or the market price for the Company’s common stock falling below a prescribed minimum price per share (see “ - Certain Adjustments” below)), the holder of shares of the Series D-1 Preferred Stock has the right to cause the Company to redeem all or a portion of its shares of Series D-1 Preferred Stock.  The terms of the Series D-1 Preferred Stock provide that the redemption will be effected for shares of common stock of the Company, unless otherwise elected by the Company.  The redemption of the Series D-1 Preferred Stock cannot be effected for cash unless the Company has elected that the redemption be paid in cash.

•                  The number of shares of common stock to be issued by the Company upon redemption will be determined by dividing the stated value ($1,000 per share, subject to upwards adjustment for any accrued and unpaid dividends) of the shares of Series D-1 Preferred

Stock being redeemed, by a per-share average market price of the common stock over a trailing 40-business-day period ending on the date that is three business days before the day that the holder’s redemption notice is delivered to the Company.

•                  If the Company elects to redeem the shares of Series D-1 Preferred Stock for cash, then it will pay the holders a redemption cash amount equal to the product of:

•                  the stated value of the shares of Series D-1 Preferred Stock being redeemed, divided by the per-share average market price of the common stock over the trailing 40-business-day period ending on the third business day before the holder’s redemption notice is delivered to the Company, multiplied by

•                  the market price of the Company’s common stock on the New York Stock Exchange on the third business day before the redemption notice is delivered to the Company by the holder.

Calls.   There are no Company call rights or similar features associated with the Series D-1 Preferred Stock.

Dividends.  The Series D-1 Preferred Stock will accrue cumulative dividends at a rate equal to the greater of 5.0% per annum or the three month LIBOR rate plus two and one-half percent per annum, payable quarterly. These dividends may be paid, at the Company’s election, in cash or in shares of registered common stock.  So long as shares of the Series D-1 Preferred Stock are outstanding, the Company may not pay any dividends in cash or property to holders of junior securities (including common stock), and may not purchase or redeem for cash or property any junior securities (including common stock), unless (i) there are no arrearages in dividends declared and paid on the Series D-1 Preferred Stock and (ii) sufficient cash has been set aside to pay dividends on the Series D-1 Preferred Stock for the next four quarterly dividend periods.   To date, the Company has paid in cash all dividends accrued and payable on the Series D-1 Preferred Stock, and expects for the foreseeable future that it will continue to pay in cash all dividends accrued and payable on the Series D-1 Preferred Stock.

Whenever dividends payable are in arrears in an amount greater than two quarterly dividends, the dividend rate will be re-set to accrue at a rate of at least 15% per annum until all accrued and unpaid dividends have been fully paid.  Likewise, at any time the Company has elected to redeem the Series D-1 Preferred Stock for cash and then fails to redeem any shares for cash by the date it is obligated to do so, the dividend rate will be re-set to accrue at a rate of at least 15% per annum until the cash redemption default has been cured or otherwise no longer exists.

Voting Rights.  The Series D-1 Preferred Stock will not be entitled to vote on any matters other than with respect to specified corporate acts that would adversely affect the Series D-1 Preferred Stock and with respect to certain other actions as are required under the Delaware General Corporation Law, such as any increase in the aggregate number of authorized shares of Series D-1 Preferred Stock or any alteration of the powers, preferences, or special rights of the Series D-1 Preferred Stock so as to affect the shares of such series adversely.

Certain Adjustments.   If at any time a 20-day trailing average market price per share of the Company’s common stock falls below $4.4517 (which amount is subject to adjustment as provided in the Purchase Agreement), then (i) all dividends on the Series D-1 Preferred Stock must thereafter be paid in cash and (ii) at the Company’s election, either the conversion price will be reduced to $4.4517 per share with the holder having no further rights to cause a redemption of its Series D-1 Preferred Stock, or the Company will be required to settle all of its future redemption obligations in cash (or in a combination of cash and common stock), and not solely in common stock.  (The $4.4517 amount to which the conversion price may be reduced is subject to adjustment, as provided in the Purchase Agreement, upon certain “Change of Control” events, or in the event of the Company’s payment of dividends on the Series D-1 Preferred Stock in shares of common stock or the conversion or redemption of the Series D-1 Preferred Stock in exchange for shares of common stock).  Also, if a restatement of the Company’s financial statements is required due to any material change in such financial statements during specified periods, the conversion price may, at the holder’s election, also be adjusted.  The maximum number of shares of common stock issuable under (x) the shares of Series D-1 Preferred Stock and (y) the shares of any and all subsequent series of Series D Preferred Stock that may be issued, is initially 7,669,434 shares.  The Purchase Agreement provides that under no circumstances may the total number of shares of common stock issuable with respect to any and all series of Series D Preferred Stock issued and that may be issued in the future, exceed 15,724,306 shares of common stock.

•                  Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the preferred stock includes any embedded derivatives that should be bifurcated and accounted for separately.

Response:  The Company assessed at the time of issuance of the Series D-1 Preferred Stock whether the conversion and redemption features of such preferred stock represented embedded derivatives.  This assessment commenced with a determination of whether the preferred stock was a “debt host” instrument or an “equity host” instrument in applying paragraph 12 of SFAS 133.  In applying SFAS 150, the Company concluded that the preferred stock was not debt and should therefore be treated as an equity host instrument in applying such paragraph 12.  In evaluating the conversion feature of the instrument, the Company determined that the conversion feature is clearly and closely related to the equity host and, as a result, this embedded derivative is not required to be separated from the host contract or instrument.

In reviewing the redemption  feature of the preferred stock, the Company looked to paragraph 61, sub-paragraph l. — Convertible Preferred Stock, of SFAS 133, which requires a determination as to whether the convertible preferred stock host instrument is more akin to a debt instrument or an equity instrument.  As a result of the Company’s analysis of the terms of the Series D-1 Preferred Stock, the Company concluded that the only item not requiring debt classification under SFAS 150 was the lack of a mandatory redemption date.  The Company concluded that the redemption feature should be treated as one associated with a debt instrument, but that the put feature should not be bifurcated from the instrument due to the fact that outside of an activation of the beneficial conversion feature related to the potential conversion adjustments (see “ — Certain Adjustments” above), the accounting for the entire instrument under

Accounting Series Release No. 268 (1979) appropriately reflects the possibility of cash redemption.  As previously noted (see “- Put Feature/Redemption” above), the redemption of the Series D-1 Preferred Stock cannot be effected for cash unless the Company has elected that the redemption be paid in cash.

The Company has therefore concluded that these two embedded derivatives are not required to be separated from the preferred stock and separately accounted for as derivatives.

•                  Please describe the material terms of the registration rights, including any conditions under which you would be required to pay liquidated damages.  Please tell how you will account for the registration rights agreement and why.  Refer to EITF 05-04, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.

Response:  The Purchase Agreement provides that the Company would be obligated to pay certain dollar amounts to the purchaser of the Series D-1 Preferred Stock if the registration statement covering the resale of shares of common stock issuable with respect to the Series D-1 Preferred Stock had not been declared effective by June 15, 2005.  In the case of any subsequent resale registration statement (or prospectus supplement) to be filed covering shares of common stock issuable with respect to any other subsequently-issued series of Series D Preferred Stock, the Company must, generally speaking, file the registration statement (or prospectus supplement) within 15 business days after the date the shares in such series are issued, and such registration statement must be declared effective on or before that date that is 70 calendar days following the date that such shares were issued, in each case subject to certain exceptions.  In addition, in the event that any registration statement is not available with respect to all shares covered by the registration statement at any time after the registration statement has been (or should have been, according to the terms of the Purchase Agreement) declared effective (except during permitted “blackout periods” during which times pending but non-disclosed material information or events affecting the Company may be present), the Company is required to pay these sums to the holder(s) of such Series D-1 Preferred Stock or common stock acquired in respect thereof.

If so required under these provisions, the Company must pay to the holder via wire transferred funds on the last business day of each month a sum equal to the following:

1/15% x ND x SV

Where:

ND =  the number of days in such month that the registration statement has not been declared effective by the required registration date or such registration statement is not available with respect to shares of common stock covered by the registration statement that may not otherwise be sold by the holder immediately pursuant to Rule 144 under the Securities Act of 1933; and

SV =    the aggregate stated value of the average number of shares of common stock that could not be sold pursuant to Rule 144 that are issued and outstanding on each of the days included in the definition of “ND”.

If any of these requirements are not satisfied at any point in time, then the period during which the purchaser has the right and option to purchase shares of additional series of Series D Preferred Stock (as discussed above) will be extended by one day for each day that such requirement is not satisfied.

The Company has concluded that the registration rights requirements and contingent dividends are not required to be bifurcated because, in its view, the Series D-1 Preferred Stock is an equity instrument.  The Company considered whether those might be considered a penalty, compelling the Company to elect a cash conversion if a conversion notice is delivered by the holder during a period when registered shares are not available, as the holder might not elect to receive unregistered shares.  Because the holder has no legal right to require the Company to deliver cash upon conversion, the Company will continue to assess the contingent dividends and registration rights requirement on a SFAS 5 basis.  The Company disclosed the registration rights requirements and contingent dividends in Note 12 to of the Notes to Consolidated Financial Statements in its Form 10-K for the year ended December 31, 2005, and will account for them if and when they are triggered.

Finally, please revise future filings to disclose how you account for this security and the material features and terms thereof. We may have further comments after reviewing your response.

Response:  Please be advised that the Company has evaluated the guidance of SFAS 150 and Rule 5.02 of Regulation S-X, as discussed in EITF D-98.   The Company concluded that SFAS 150 does not apply because the redemption features of the Series D-1 Preferred Stock do not provide for any mandatory redemption date by which the Company is obligated to redeem its shares.  Therefore, following the guidance of Rule 5.02.28, the Company classifies the Series D-1 Preferred Stock outside of stockholders’ equity (as “mezzanine”) because the redemption feature is at the option of the holder.

Additionally, the Company has considered the guidance of EITF 98-5 and EITF 00-27.  Because the Series D-1 Preferred Stock was issued having an initial conversion price set at an amount equal to 122% of the then-prevailing market price, and because (as noted above), under certain circumstances, the conversion price per share can be reduced to $4.4517 (but only when the average market price for the Company’s common stock per share falls below that amount for a trailing 20-day period), the Company concluded that there were no active beneficial conversion features on the date of issuance.  Consistent with EITF 00-27, the Company will account for the impact of the beneficial conversion features upon their being activated.

Form 8-K filed May 10, 2006

6.    We note your presentation of the non-GAAP financial measure EBITDA. Your current presentation may be confusing to investors in that it excludes the cumulative effect of a change in accounting principle. Please revise future filings to disclose this fact. Additionally, please do not refer to this measure as EBITDA. We would not object if you referred to this measure as “adjusted EBITDA” in future filings.

Response: The Company acknowledges these comments and in future filings will refer to this measure as “adjusted EBITDA” and disclose that this presentation excludes the cumulative effect of a change in accounting principle.

Additionally, please be advised that the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to Mr. Hanson at 281-879-3672 or me at 713-238-2696.  In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Hanson at 281-879-3600 and me at 713-238-4696. Thank you for your assistance.

Very truly yours,

/s/ MARC H. FOLLADORI

Marc H. Folladori